May 14, 2015

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	DelMar Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-203357

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 12, 2015, in which we, Maxim Group LLC and Roth Capital Partners, LLC, as joint book running managers and representative of the underwriters of the Company’s proposed public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, May 14, 2015, at 4:00 p.m. Eastern Time. The Company Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

MAXIM GROUP LLC

/s/ Clifford A. Teller

_______________________________

Name: Clifford A. Teller

Title: Executive Managing Director,
          Head of Investment Banking

ROTH CAPITAL PARTNERS, LLC

/s/ Aaron M. Gurewitz

_______________________________

Name: Aaron M. Gurewitz

Title: Head of Equity Capital Markets

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